



TUPPER JONSSON & YEADON

BARRISTERS & SOLICITORS
AN ASSOCIATION OF LAWYERS AND LAW CORPORATIONS

CARL R. JONSSON* LEE S. TUPPER*
GLENN R. YEADON* PAMELA JOE
DAVID A. AUSTIN

** denotes a Personal Law Corporation*

1710 - 1177 WEST HASTINGS STREET
VANCOUVER, B.C., CANADA
V6E 2L3
Tel: (604) 683-9262
Fax: (604) 681-0139
E-mail: jonsson@securitieslaw.bc.ca

FAXED

REPLY ATTENTION OF: Carl R. Jonsson
Direct Tel: (604) 640-6357
OUR FILE: 1076-1

December 3, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-7010 U.S.A.

By fax: (202) 772-9396

Attention: Mr. Mark A. Wojciechowski

Dear Mr. Wojciechowski:

Re: Acrex Ventures Ltd. ("Company")
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed May 15,2007
File No. 000-50031

With our letter to you dated November 23, 2007 we sent a revised blacklined 20-F which contained revisions to respond to some of the requests contained in your letter dated October 25, 2007. We could not do the revisions required to respond to Clauses 2 and 6 of your letter without input from the Company's accountants and auditors - which we have now received. We have accordingly been able to do the further revisions - all of which occur on pages 32 and 33 of the Form 20-F. Attached are blacklined copies of those pages only. The revisions starting at the top of page 32 are in response to comments contained in Clause 2 of your letter. The revisions to "B. Liquidity and Capital Resources" are in response to points made by you in Clause 6 of your letter.

I hope that you can consider these further revisions, together with the revisions contained in the full revised 20-F that we couriered to you on November 23rd. Of course, as the revisions to page 32 and 33 are lengthy the page numbering from 33 onward will change. Hopefully I can get your response comments on the revisions to pages 32 and 33 – and the other revisions previously sent. We will then run a complete new amended 20F incorporating all of the revisions and submit it to you and file it on EDGAR.

Please call me or send me your response comments.

Yours truly,
TUPPER JONSSON & YEADON

Per: Carl R. Jonsson
Carl R. Jonsson

CRJ:lrh
Attachment

H:\My Documents\Acrex\ltr\SEC-Wojciechowski-8.doc

Option Agreement held by it on the Spanish Mountain property -- and a $50,000 payment to have the three additional Dyment 3 claims added to the Michaud property. With respect to the general and administration expenses incurred by the Company during fiscal year 2007 there was no significant change in the total from the 2006 figure. Expenditures on investor relations increased to $127,849 compared to $61,419 in 2005.

Year Ended December 31, 2006

Net loss for the year ended December 31, 2006 was $531,360 or $0.02 per share compared to a net loss of $510,027 or $0.03 per share in the prior year. Interest income totaled $38,370 compared to $9,444 for the prior year as a result of larger cash balances earning interest during the year. Expenses totaled $569,730 compared to $511,234 for the prior year. The increase in expenses is attributable to the increased activity of the Company in relation to its mineral properties and the increase in equity financings conducted during the year. The largest expenses for the year were $138,000 in management fees paid to directors of the Company, $127,849 in investor relations fees, $68,038 in promotion and travel, and $51,596 in general office expenses.

Year Ended December 31, 2005

Net loss for the year ended December 31, 2005 was $510,027 or $0.03 per share. Expenses totaled $511,234. The largest expenses were $138,000 in management fees paid to directors of the Company, $73,884 in stock based compensation relating to stock options granted during the year, $61,419 in investor relations fees, and loss on termination of mineral property options of $97,383. The expenses for the year were partially offset by a gain on sale of a mineral property interest of $94,999, interest income of $9,444 and a future income tax recovery of $22,263.

Year Ended December 31, 2004

Net loss for the year ended December 31, 2004 was $409,347 or $0.03 per share. Expenses totaled $394,569. The largest expenses were management fees of $138,000 paid to directors of the Company and legal fees of $59,793 which were primarily expended in respect to mineral property acquisitions. The expenses for the year were partially offset by a gain on the sale of a mineral property interest of $12,049 and interest income of $10,361.

There were, in the 2006 fiscal year, no other factors, unusual or infrequent events, or new developments which materially impacted the Company's loss from operations.

The Company's annual audited financial statements, which are attached, are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), the application of which, in the case of the Company, conforms, in all material respects for the years presented in the financial statements, with United States GAAP except as disclosed in Note 11 to the financial statements.

B.   *Liquidity and capital resources*

~~The Company's ability to continue as a going-concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. At March 31,~~

33

~~2007, the Company had not yet achieved profitable operations, has accumulated substantial losses since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.~~

Because of the "start-up" status of the Company it does not have liquidity, either short or long term. It does not have any material unused sources of liquidity.

The Company ~~does not have sufficient~~ had working capital ~~to carry forth any work on the Properties other than the programmes which are expected to be done prior to mid-2007.~~

~~The Company had working capital~~ at December 31, 2006 of $710,900 - and as of March 31, 2007 of approximately $~~450,000~~ 492,700. The current working capital is the balance left from the proceeds of its equity fundings, after deducting the costs of raising that funding, payment of outstanding accounts payable, payment of the Company's general and administrative costs, and the monies which have been spent acquiring and exploring the Properties. The Company's working capital is considered by the Company's Management to be sufficient to meet the Company's expenditure requirements during the current fiscal year.

The Company does not have any material commitments for capital expenditures. The Company does not have any debt instruments outstanding. The Company does not anticipate having to commit to undertake any significant capital expenditures in the foreseeable future.

The Company's expenditures to date have satisfied the various conditions necessary to maintain the Company's 50% interest in the Michaud Joint Venture and to maintain the Company's option rights pursuant to the agreements it holds on the Spanish Mountain and Finger Lake properties.

C.   Contractual Obligations

(a)   To pay its 50% share of any expenditures agreed upon by the Michaud Joint Venture;

(b)   To pay the Company's President, T.J.M. Powell, $9,000 per month for his management services to the Company and to pay the Company's Chairman $2,500 per month as fees for his acting as a director of the Company - pursuant to unwritten agreements.

(c)   To pay for auditing, accounting, legal, geological or other services rendered to the Company – and for all office costs – pursuant to unwritten agreements.

The Company's liabilities as of December 31, 2006 were only its normal year-end accounts payable of $17,992.

The Company has no contingent liabilities.

D.   Research and development, patents and licences

The Company has not carried on any research and development during the past three years and has no research and development policies.